July 27, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated July 27, 2026, of IPALCO Enterprises, Inc. and are in agreement with the statements contained in the first and fourth sentence of the first paragraph and second paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP